CONNECTICUT OFFICE:

TORONTO OFFICE:

PO Box 577

Bay Adelaide Centre, East Tower

Sherman, CT

22 Adelaide Street West, Suite 3400

U.S.A. 06784

Toronto, Ontario

Phone: 1.844.364.1830

Canada M5H 4E3

Fax : 1.860.799.0350

Toll Free: 1.844.364.1830

www.tanzanianroyalty.com

News Release – March 20, 2017

TANZANIAN ROYALTY ANNOUNCES MANAGEMENT TRANSITION &

REALIGNMENT TO BEST SERVE GOLD MINING PRODUCTION GOALS

Jeffrey R. Duval Named Acting Chief Executive Officer,

James E. Sinclair Named Executive Chairman

TORONTO, ONTARIO--(Marketwired March 20, 2017) - Tanzanian Royalty Exploration Corporation (TSX:TNX)(NYSE MKT:TRX) (the "Company") is pleased to announce the appointment of Jeffrey R. Duval as Acting Chief Executive Officer. Prior to this appointment, Mr. Duval held the position of Vice President of Project Logistics in the Company since 2015.  He is a licensed General Engineering Contractor with a previous quarter century history in corporate executive management, project development and project management for some large US construction firms.

Mr. Duval's management skills, efforts and involvement were instrumental in the Company obtaining the Special Mining License (SML) for the Buckreef Project from the Ministry of Energy and Minerals in Tanzania with a renewal term of ten (10) years. His strengths in international diplomacy and negotiations between the Company and STAMICO have achieved a good working relationship with the government of Tanzania. Among Mr. Duval's numerous achievements and contributions to the Company - he led the team overseeing the design, planning and development of the new Gravity/Carbon-In-Leach process plant presently planned at the Buckreef Project. "The new plant will establish a solid foundation for our initial production goals, and it’s designed to allow us to add additional processing capacity as we grow our production in the future." Acting Chief Executive Officer Duval said. The Company's updated independent NI 43-101 compliant feasibility study is near to release due to his diligence and oversight in expediting the Company's compliances.

James E. Sinclair, who previously served as President and Chief Executive Officer since the Company was founded has become the Executive Chairman. Executive Chairman Sinclair said, "As we approach the most important point in our Company's history, we sought to realign and restructure our management team to maximize efficiency and utilize each member’s proven skill sets. This will ensure that all of the Company's immediate and specific requirements and needs will be managed by the right expert with the proper authority and responsibility, and in the most timely manner. As Executive Chairman, I will continue to have an active role in the operations of the Company with an overall focus on corporate strategy and financial/investment matters." Sinclair continued, "Jeff Duval has the management expertise and industry skill sets to advance our corporate mining agenda to efficiently mine and produce gold as a commercial gold producer. Jeff has the talent, expertise and ability to bring the Company to new and extraordinary levels of success."

Mr. Duval is in the process of enhancing the final designs of the Company's production plant to improve efficiency to 4-5 times the initial designed plant capacity levels. The SML granted to the Company with a renewal period of ten (10) years, makes these enhancements vital. The renewal period of SMLs is directly related to the quantities of optimized and mineable reserves from the initial mineral resource base as reported and published in various NI-43-101 compliant reports on Buckreef Gold Project. The tenure is renewable at expiry as more resources are established through on-mine and around-mine exploration program as mining progresses. Extended renewal periods for mining licenses have a direct relationship to the anticipated longevity of the mine, and therefore the amount of gold to be mined expected to be mined, as per updating of the NI-43-101, during that renewal phase.

"I enthusiastically undertake this new role in the Company, and believe we are approaching a very exciting time for the gold mining industry. I am a significant shareholder in the Company and my qualifications in management and industry will assist me in serving the Company as we progress toward our impending and soon to be prosperous mining endeavors. It is my mandate from the Board of Directors and my personal objective to mine and produce as much gold as efficiently and expeditiously as possible." Mr. Duval said. "As a commercial gold producing Company we needed to diversify management into areas of specialization." Duval continued. "Mr. James E. Sinclair's leadership, dedication and financial expertise sustained the Company through challenging times in the gold market place, and he must be acknowledged and appreciated for all of his successes and accomplishments which preserved and enabled our Company for the coming prosperity." Duval concluded.

Mr. Duval returned last week from business travel to Tanzania to ensure matters of interest to the Company are proceeding in order. Although he is focusing and directing corporate matters for the continued success of the Buckreef Project, he is also examining opportunities for the development of Kigosi and Itetemia. He has a vision not only for the Buckreef Project but for the Company moving forward. "We believe in the vision Jeff has for the Company going forward to mine and process gold, and deliver tremendous value to our loyal shareholders. Jeff and I look forward to working together and providing updates as this exciting year unfolds for our Company." Sinclair concluded.

ABOUT TANZANIAN ROYALTY EXPLORATION CORPORATION:

Tanzanian Royalty Exploration Corporation is a mineral resource company, which engages in the acquisition, exploration and extraction of gold and other natural resources in the United Republic of Tanzania, Africa. The Company, after successfully exploring for Gold has identified three development projects, Buckreef, Kigosi, and Itetemia. In early 2016 in conjunction with our first gold pour, the Company was deemed a commercial gold producer by the Tanzanian Government. The Company is presently focused on its Buckreef Gold Project located in North central Tanzania.

Further information can be found in the Company's 43-101 reports, which can be viewed together with other reports and updates on the Company homepage at: www.TanzanianRoyalty.com

Respectfully Submitted,

James E. Sinclair

President and CEO

Tanzanian Royalty Exploration Corporation

For further information, please contact Investor Relations:

Michael Porter

Porter, LeVay & Rose 212-564-4700 mike@plrinvest.com

The Toronto Stock Exchange and NYSE Amex Equities have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our annual report on Form 20-F and Registration Statement on Form F-10, as amended, for more information concerning these risks, uncertainties, and other factors.